FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2004

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 15th day of November, 2004.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

EXHIBIT LIST

1.	Clearly Canadian 3rd Quarter Report for the 9 Months Ended September 30, 2004

2.	Form 52-109FT2 Certificate of Interim Filings executed by Douglas L. Mason, Chief Executive Officer

3.	Form 52-109FT2 Certificate of Interim Filings executed by Stuart R. Ross, Chief Financial Officer

CLEARLY CANADIAN
BEVERAGE CORPORATION
3RD QUARTER REPORT FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2004

EXHIBIT 1

clearly canadian beverage corporation 3rd quarter report

November 8, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004.

The following discussion addresses the operating results and financial condition of Clearly Canadian for the nine months ended September 30, 2004. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company’s unaudited financial statements for the nine months ended September 30, 2004 and the Company’s audited financial statements for the year ended December 31, 2003, and the related notes thereto, as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Operating Results

As previously announced (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the nine months ended September 30, 2004.

Results of Continuing Operations for the Third Quarter of 2004

Net loss for the three months ended September 30, 2004 was $645,000 (or $0.09 per share) on sales of $3,273,000 compared to net loss of $781,000 (or $0.12 per share) on sales of $3,849,000 for the same period in 2003. This represents a decline in sales of $576,000 over the same period in 2003.

Net loss for the nine months ended September 30, 2004 was $1,935,000 (or $0.26 per share) on sales of $9,338,000 compared to net loss of $2,086,000 (or $0.31 per share) on sales of $10,888,000 for the same period in 2003. This represents a decline in sales of $1,550,000 over the same period in 2003.

Sales in the third quarter of 2003 included $469,000 of Reebok product sales as compared with no sales for the Reebok brand in the third quarter of 2004. The decline in Reebok product sales is attributable to Reebok having discontinued its licensing agreement with the Company as of December 31, 2003, which resulted in the Company depleting its remaining inventories of Reebok products in the sell-off period in the first half of 2004. Management believes sales performance for brand Clearly Canadian in the third quarter of 2004 was adversely affected due to working capital constraints, which limited the Company to supplying product at existing distribution levels. Management also believes that the inability to properly fund field marketing activities and support sales drives in the first nine months of this year resulted in missed opportunities to expand distribution and availability. While these factors had a negative impact on the Company’s sales in the third quarter, the Company’s private label business experienced continued growth in the period and in the nine months ended September 30, 2004, as compared with the same periods in 2003.

Gross profit for the three months ended September 30, 2004 was $1,090,000 (33.3%) compared to $918,000 (23.8%) for the three months ended September 30, 2003. Gross profit for the nine months ended September 30, 2004 was $2,893,000 (31.0%) compared to $2,978,000 (27.4%) for the nine months ended September 30, 2003. The Company’s gross profit has increased slightly in the third quarter and remained consistent in the nine months ending September 30, 2004 compared with the same periods last year after removing the effects of a write down of inventories related to label changes and discontinued

clearly canadian beverage corporation 3rd quarter report

packaging in September 2003. The Company incurred higher shipping costs in the nine months ended September 30, 2004, however, a change in sales mix during the period to an increase in the product lines with higher margins have offset the other direct cost of sales.

Selling, general and administrative expenses were $1,430,000 for the three months ended September 30, 2004 compared to $1,576,000 for the same period in 2003, representing a reduction of 9.4%. Selling, general and administrative expenses were $4,331,000 for the nine months ended September 30, 2004 compared to $4,808,000 for the same period in 2004, representing a reduction of 9.9%. The Company has closely controlled or reduced its spending in many areas of selling, general and administrative expense. The decrease is attributable in most part to cost efficiencies relating to promotional items and a decrease in salaries and benefits.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended September 30, 2004.

Amounts in Accordance with Canadian GAAP (unaudited)	2004 30-Sep	2004 30-June	2004 30-Mar	2003 31-Dec	2003 30-Sep	2003 30-Jun	2003 31-Mar	2002 31-Dec
($ in thousands, except per share data)

Sales	3,273	3,131	2,934	2,382	3,849	3,914	3,125	2,749
Cost of sales	2,183	2,201	2,061	2,050	2,931	2,728	2,251	2,465

Gross profit	1,090	930	873	332	918	1,186	874	284
Selling, general and administrative
expenses	1,430	1,569	1,332	8801	1,576	1,761	1,471	1,873
Amortization of property, plant and
equipment	33	32	31	65	71	80	78	102

Loss before other	(373)	(671)	(490)	(613)	(729)	(655)	(675)	(1,691)
Other, interest, gains, losses and
writedowns	(272)	(122)	(7)	(1,133)	(52)	(39)	20	(1,103)

Loss from continuing operations	(645)	(793)	(497)	(1,746)	(781)	(694)	(655)	(2,794)
Earnings from discontinued operations	--	--	--	119	--	17	27	26

Net loss	(645)	(793)	(497)	(1,627)	(781)	(677)	(628)	(2,768)

Net loss per share from continuing
operations	(0.09)	(0.11)	(0.07)	(0.26)	(0.12)	(0.10)	(0.09)	(0.42)
Net earnings per share from
discontinued operations	--	--	--	0.02	--	--	--	--

Net loss per share	(0.09)	(0.11)	(0.07)	(0.24)	(0.12)	(0.10)	(0.09)	(0.42)

Weighted average shares outstanding	7,495,889	7,455,682	6,991,506	6,795,682	6,795,682	6,795,682	6,708,182	6,670,682

1	Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.

Liquidity and Capital Resources

As at September 30, 2004, the Company had a working capital deficit of $3,802,000 compared to a working capital deficit of $2,660,000 as at December 31, 2003. As at September 30, 2004, the Company had bank indebtedness of $538,000 compared to bank indebtedness of $478,000 as at December 31, 2003.

Net cash used for operating activities for the nine months ended September 30, 2004 was $1,226,000, consisting primarily of operating loss for the nine months less changes in non-cash working capital balances of $476,000.

Financing activities provided net cash of $639,000, consisting primarily of an increase in bank indebtedness of $60,000 and proceeds from short term debt financing of $1,100,000, less the payment of long term debt of $3,000 and short term debt of $518,000. Investing activities provided net cash of $584,000, consisting of proceeds on sale of the Company’s interest in a limited partnership to a company controlled by a director of the Company in the amount of $85,000, net proceeds on the sale of the clearly canadian beverage corporation 3rd quarter report

Company’s office located in Burlington, Washington in the amount of $543,000 and the use of $44,000 to acquire capital assets mainly used in the production of labels.

The Company’s total contractual obligations at September 30, 2004 were $6,691,000 and are comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

The following table is a summary of the Company’s contractual obligations as at September 30, 2004:

	Payments Due by Period (12 months ending) September 30
Contractual Obligations ($ in thousands, except per share data)	Total	2005	2006	2007	2008	2009	2010 and thereafter

Operating line of credit	538	538	--	--	--	--	--
Letters of credit	10	10	--	--	--	--	--
Short term loans	838	838	--	--	--	--	--
Long term debt	1,993	136	1,385	472	--	--	--
Operating leases (office equipment and
premises)	662	164	162	162	125	14	35
Consulting contracts	2,650	530	530	530	530	530	--

Total Contractual obligations	6,691	2,216	2,077	1,164	655	544	35

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the nine months ended September 30, 2004, the Company paid $97,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company.

As at September 30, 2004 included in short term debt is CA$500,000 owing to certain directors of the Company. This amount is comprised of CA$130,000 cash and a reclassified refundable deposit of CA$264,000 (US$200,000) and personal letters of credit in the amount of CA$106,000.

Changes in Accounting Policies

Stock-based compensation
Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

clearly canadian beverage corporation 3rd quarter report

If the Company had applied the fair value method of accounting for employee stock options in the years 2003 and 2002, the Company would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and the Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

Amounts in Accordance with Canadian GAAP (unaudited)	2004 30-Sep	2004 30-June	2004 30-Mar	2003 31-Dec	2003 30-Sep	2003 30-Jun	2003 31-Mar	2002 31-Dec
($ in thousands, except per share data)

Net loss before stock-based	(645)	(793)	(497)	(1,627)	(781)	(677)	(628)	(2,768)
compensation
Stock-based compensation	--	--	--	--	(6)	(111)	(104)	--

Pro forma loss for the year	(645)	(793)	(497)	(1,627)	(787)	(788)	(732)	(2,768)

Net loss per share from continuing
operations	(0.09)	(0.11)	(0.07)	(0.26)	(0.12)	(0.12)	(0.11)	(0.42)
Net earnings per share from
discontinued operations	--	--	--	0.02	--	--	--	--

Net loss per share	(0.09)	(0.11)	(0.07)	(0.24)	(0.12)	(0.12)	(0.11)	(0.42)

Weighted average shares outstanding	7,495,889	7,455,682	6,991,506	6,795,682	6,795,682	6,795,682	6,708,182	6,670,682

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $1,935,000 for the nine months ended September 30, 2004, net current liabilities of $3,802,000; net liabilities of $681,000 and an accumulated deficit of $58,738,000 at September 30, 2004. Operations for the nine months ended September 30, 2004 have been funded primarily from the proceeds of debt financing of $1,300,000, the sale of investments in the amount of $85,000, the sale of the Company’s office building located in Burlington, Washington for net proceeds of $543,000 and increase in the Company’s line of credit in the amount of $60,000 and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption. Management has continued to take steps to try to improve the Company’s financial results and working capital position. These steps included the sale of its office building located in Burlington, Washington (completed July 6, 2004) and listing for sale of its land and water rights in Formosa, Ontario. The gross proceeds on the sale of the office in Burlington, Washington were $585,000 with $518,355 (CA$685,253) of the proceeds being used to pay down the Company’s short term loan facility with Quest Capital Corp. Additionally, the Company plans to proceed with further debt and/or private equity financing, and thereafter, may proceed with a public equity offering. Management believes that it should be able to secure the necessary financing; however, there is no assurance that the Company will be successful in achieving these objectives. In addition, management is continuing to pursue distribution relationships in certain key North American markets which it believes will improve the availability of its product in the marketplace. The Company’s ability to continue operations is contingent on being able to obtain additional financing and to increase sales through effective distribution arrangements. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights
Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new clearly canadian beverage corporation 3rd quarter report

recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its review of the carrying value of distribution rights in April 2004 and determined that the value of the distribution rights in certain territories was impaired. As a result, the Company has recorded a charge of $500,000 in its year ended December 31, 2003 audited financial statements.

Financial instruments
a)     Fair value of financial instruments
The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)     Concentration of credit risk
The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At September 30, 2004, three customers represented 67% (one customer in December 31, 2003 — 21%; one customer in 2002 — 12%) of total accounts receivable.

c)     Interest rate risk
The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)     Foreign exchange rate risk
The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of distribution rights ($1.5 million) and land and water sources ($1.9 million). Actual results could differ materially from those estimates.

Legal proceedings
Dispute with Ralph Moyal
In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice of knowledge of any defect or deficiency in title thereto. The trial of these claims is presently scheduled to be heard in April 2005. Based on the indemnity and set off rights that the Company has against the parties that sold it the shares of Blue clearly canadian beverage corporation 3rd quarter report

Mountain, the Company believes that no accrual is required. To December 31, 2003, the Company had incurred approximately CA$900,000 (US$700,000) in legal fees in relation to this matter which the Company expects to be able to apply towards any amounts due to the vendors of Blue Mountain. The legal fees have been expensed in the periods in which they were incurred.

Dispute with D. Bruce Horton and Continental Consulting Ltd.
In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Exchange Listing

In the third quarter, the Company reported that the Toronto Stock Exchange (TSX) is reviewing the common shares of the Company with respect to meeting the requirements for continued listing. The Company has been granted 120 days (to January 17, 2005) in which to regain compliance with these requirements, pursuant to the TSX Remedial Review Process. The Company is currently pursuing additional financing arrangements which it believes should enable it to meet the TSX continued listing requirements within the 120 days imposed by the TSX and if the Company is unable to meet such requirements within that time frame, then the Company intends to consider seeking a transition of the listing of its shares to the TSX Venture Exchange.

Outlook
Clearly Canadian’s management remains focused on attempting to obtain additional financing to support the Company’s operations and to facilitate more aggressive product marketing. In this regard, the Company is pursuing additional private financing, and thereafter, may also still proceed with a public offering of its securities.

In the remainder of 2004 and into 2005, Clearly Canadian will continue its efforts to revitalize its core Clearly Canadian product line. The national roll-out of reformulated Clearly Canadian sparkling flavoured water is now complete. In its current financial condition, the Company continues to face considerable challenges to increase availability for the brand. Consistent with the Company’s strategy in the first nine months of the year, the Company intends to work closely with its distributors to continue collaborative efforts to develop additional focus on brand Clearly Canadian and open new accounts.

Part of the Company’s brand building efforts in the fourth quarter of 2004 will be the introduction of a cost effective consumer sweepstakes for Clearly Canadian sparkling flavoured water. The under-the-cap promotion provides an opportunity to reward Clearly Canadian’s consumers with trips and incentives. This sweepstakes follows the Company’s success with previous under-the-cap promotions designed to enhance customer loyalty. By offering a value added promotion and a brand building element in the fourth quarter of 2004 and into 2005, the Company also demonstrates support of its sales team and distributors in their efforts to gain new listings and accounts.

clearly canadian beverage corporation 3rd quarter report

Forward-Looking Statements

This report contains “forward-looking” statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the Company’s business strategies, market conditions, outlook and other matters. Statements in this report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “plans”, “estimates”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its product distribution systems, and anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions. The Company undertakes no obligation to update any information contained in this report or to publicly release the results of any revisions to forward-looking statements to reflect events or circumstances that the Company may become aware of after the date of this report. Undue reliance should not be placed on forward-looking statements. All future written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the foregoing.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of the Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company’s governance policies outlined in the information circular which accompanies the Company’s Notice of the Annual General Meeting.

Consolidated Balance Sheets As at September 30, 2004 and December 31, 2003 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

	Unaudited September 30 2004 $	December 31 2003 $

Assets
Current assets
Cash and equivalents	76	127
Accounts receivable	866	863
Inventories	752	630
Prepaid expenses, deposits and other assets	160	152

	1,854	1,772
Long-term investments	27	112
Assets held for sale (note 4)	395	987
Property, plant and equipment (note 4)	2,872	2,726
Distribution Rights	1,512	1,502
Prepaid contracts (note 9)	172	257

	6,832	7,356

Liabilities
Current liabilities
Bank indebtedness (note 4)	538	478
Accounts payable and accrued liabilities	4,144	3,453
Related party liability	--	200
Customer deposits	--	167
Short term debt (note 4)	838	--
Current portion of long-term debt (note 4)	136	134

	5,656	4,432
Long-term debt (note 4)	1,857	1,799

	7,513	6,231

Shareholders' Equity
Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued (note 5)
8,198,682 (2003 - 7,168,682) common shares without par value
Outstanding (note 5)
7,825,682 (2003 - 6,795,682) common shares without par value	8,304	58,272
Warrants (note 5)
1,652,500 (2003 - 1,527,500)	165	190
Options (note 5)
1,694,336 (2003 - 1,619,336)	36	13
Equity component of convertible debenture	26	26
Contributed surplus (note 5)	810	256
Cumulative translation adjustment (note 10)	1,284)	(1,352)
Deficit	8,738)	(56,280)

	(681)	1,125

	6,832	7,356

Subsequent event (note 11)
Going concern (note 1)

Approved by the Board of Directors

Director (signed) "Nigel Woodall"	Director (signed) "Philip Langridge"

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Operations For the nine months ended September 30, 2004 and 2003 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2004 $	September 30 2003 $	September 30 2004 $	September 30 2003 $

Sales	3,273	3,849	9,338	10,888

Cost of sales	2,183	2,931	6,445	7,910

Gross profit	1,090	918	2,893	2,978

Selling, general and administration expenses	1,430	1,576	4,331	4,808
Amortization	33	71	96	229

Loss before the following	(373)	(729)	(1,534)	(2,059)

Other income (expense) - net	(90)	(51)	(141)	(23)
Interest on long-term debt	(1)	(1)	(4)	(4)
Short term finance costs	(125)	--	(200)	--
Loss on sale of property, plant and equipment	(56)	--	(56)	--

Loss before income taxes	(645)	(781)	(1,935)	(2,086)

Recovery of (Provision for) income taxes	--	--	--	--

Loss for the period	(645)	(781)	(1,935)	(2,086)

Deficit - Beginning of period	(58,093)	(53,872)	(56,280)	(52,567)

Prior period adjustments (note 3)
Adoption of new accounting standards	--	--	(523)	--

Deficit - End of period	(58,738)	(54,653)	(58,738)	(54,653)

Basic and diluted loss per share	(0.09)	(0.12)	(0.26)	(0.31)

Weighted average shares outstanding	7,495,899	6,795,682	7,469,186	6,766,836

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows For the nine months ended September 30, 2004 and 2003 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2004 $	September 30 2003 $	September 30 2004 $	September 30 2003 $

Cash flows from operating activities
Loss for the period	(645)	(781)	(1,935)	(2,086)
Items not involving cash (note 6(a))	120	71	233	242

	(525)	(710)	(1,702)	(1,844)

Changes in non-cash working capital balances related to
operations (note 6(b))	757	668	476	1,686

	232	(42)	(1,226)	(158)

Cash flows from investing activities
Proceeds on sale of investments	--	--	85	--
Proceeds on sale of property, plant and equipment	543	--	543	1
Purchase of property, plant and equipment	(2)	--	(44)	--

	541	--	584	1

Cash flows from financing activities
Increase (decrease) in bank indebtedness	(156)	(46)	60	75
Proceeds on short term debt	--	--	1,100	--
Repayment of short term debt	(518)	--	(518)	--
Repayment of long-term debt	(1)	(1)	(3)	(3)
Proceeds from issuance of capital stock and warrants	--	--	--	66

	(675)	(47)	639	138

Effect of exchange rates on cash and cash equivalents	(63)	89	(48)	19

Increase (decrease) in cash and cash equivalents	35	--	(51)	--

Cash and cash equivalents
- Beginning of period	41	--	127	--

Cash and cash equivalents
- End of period	76	--	76	--

Supplementary cash flow information (note 6(c))

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $1,935,000 for the nine months ended September 30, 2004, net current liabilities of $3,802,000; net liabilities of $681,000 and an accumulated deficit of $58,738,000 at September 30, 2004. Operations for the nine months ended September 30, 2004 have been funded primarily from the proceeds of debt financing of $1,300,000, the sale of investments in the amount of $85,000, the sale of the Company’s office building located in Burlington, Washington for net proceeds of $543,000 and increase in the Company’s line of credit in the amount of $60,000 and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption. Management has continued to take steps to try to improve the Company’s financial results and working capital position. These steps included the sale of its office building located in Burlington, Washington (completed July 6, 2004) and listing for sale of its land and water rights in Formosa, Ontario. The gross proceeds on the sale of the office in Burlington, Washington were $585,000 with $518,355 (CA$685,253) of the proceeds being used to pay down the Company’s short term loan facility with Quest Capital Corp. Additionally, the Company plans to proceed with further debt and/or private equity financing, and thereafter, may proceed with a public equity offering. Management believes that it should be able to secure the necessary financing; however, there is no assurance that the Company will be successful in achieving these objectives. In addition, management is continuing to pursue distribution relationships in certain key North American markets which it believes will improve the availability of its product in the marketplace. The Company’s ability to continue operations is contingent on being able to obtain additional financing and to increase sales through effective distribution arrangements. These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on a accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

3	Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 5).

4	Balance sheet components

Property, plant and equipment

September 30, 2004

	Cost $	Accumulated amortization $	Writedown $	Net $

Continuing operations
Land and water sources	2,181	--	--	2,181
Buildings	1,224	870	--	354
Equipment	1,075	841	--	234
Leasehold improvements	147	44	--	103

	4,627	1,755	--	2,872

Held for sale
Land and water sources	395	--	--	395

	395	--	--	395

	5,022	1,755	--	3,267

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

December 31, 2003

	Cost $	Accumulated amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,994	--	--	1,994
Buildings	1,197	822	--	375
Equipment	4,105	3,588	272	245
Leasehold improvements	143	31	--	112

	7,439	4,441	272	2,726

Held for sale
Land and water sources	387	--	--	387
Buildings	709	109	--	600

	1,096	109	--	987

	8,535	4,550	272	3,713

Bank indebtedness
The Company’s subsidiary, CC Beverage, has an operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending August 24, 2005 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at September 30, 2004 — $645,885). The weighted average interest rate for the three months ended September 30, 2004 was 8.125%. At September 30, 2004, $538,000 (December 31, 2003 — $478,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

Short term debt
During the nine months ended September 30, 2004 the Company raised gross proceeds of CA$1,744,000 of which CA$394,000 was raised from certain directors and offers of the Company (related parties). These loans were payable on October 4, 2004 with compounded monthly interest of 1%. The additional cost of the financing included the issuance of 660,000 common shares and warrants to purchase up to 250,000 common shares at an exercise price of CA$0.34 for a term of 2 years (refer to note 5). Subsequent to September 30, 2004, the loans were extended to April 4, 2005 (refer to note 11 subsequent event). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The discount on the face value of the short term debt ($29,000) was accreted on a straight-line basis over the initial term of the debt.

	September 30 2004 $	December 31 2003 $

Quest Capital Corporation (CA$665,000) - see subsequent event (note 11)	--
(Original loan CA$1,350,000 less CA$685,000 repaid on July 6, 2004)	526

Cleary Canadian management group (CA$394,000)	312	--

	838	--

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

Long-term debt

	September 30 2004 $	December 31 2003 $

Convertible promissory notes of CA$1,750,000, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in
cash or shares at the option of the Company	1,385	1,354

Convertible debenture of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holders at any time
prior to repayment at CA$0.80 per share	472	445

Mortgage payable with land and buildings pledged as collateral, bearing
interest at 3.6%, repayable at CA$1,100 per month, maturing in August 2005	136	134

	1,993	1,933
Less Current portion	136	134

	1,857	1,799

5	Capital Stock

	Issued	Outstanding	$

Capital Stock
Common shares - December 31, 2003	7,168,682	6,795,682	58,272
Shares issued on March 4, 2004 (note 3)	660,000	660,000	23
Shares issued on September 20, 2004 (note 3)	370,000	370,000	9

Common shares - September 30, 2004	8,198,682	7,825,682	58,304

Warrants - December 31, 2003	1,527,500	1,527,500	190
Expired - exercise price CAD $0.80	(125,000)	(125,000)	(31)
Warrants issued on March 4, 2004 (note 3)	250,000	250,000	6

Warrants - September 30, 2004	1,652,500	1,652,500	165

Stock options - December 31, 2003	1,619,336	1,619,336	13
Expired - exercise price CAD$1.35	(5,000)	(5,000)	--
Expired - exercise price CAD$0.65	(20,000)	(20,000)	--
Options issued on April 14, 2004 (note 3)	100,000	100,000	23

Stock options - September 30, 2004	1,694,336	1,694,336	36

Contributed surplus - December 31, 2003			256
Adoption of new accounting standards (note 3)			523
Warrants expired on February 28, 2004			31

Contributed surplus - September 30, 2004			810

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

The Company adopted the fair value method of accounting on January 1, 2004.

On February 28, 2004, 125,000 warrants issued on February 28, 2003 with an exercise price of CAD $0.80 had expired.

On March 4, 2004, the Company issued 660,000 common shares to Quest Capital Corp. as a loan bonus and has issued warrants to Dundee Securities to purchase up to 250,000 common shares at a price of CA$0.34 per share for two years (refer to note 4). The Company has recorded the fair value of the common shares and the warrants issued. The common shares were estimated to have a fair value of $23,000 and the warrants were estimated to have a fair value of $6,000 based upon the Black-Scholes model.

On September 20, 2004, the Company issued 370,000 common shares (202,500 held in escrow) to Quest Capital Corp. as a loan bonus on the loan extention (refer to note 11 subsequent events) The Company has recorded $9,000 as the estimated fair value of the common shares issued as a compensation expense.

The value of the warrants were determined using the Black-Scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$ 0.48
Risk free interest rate	3.00%
Expected life	2 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

On April 15, 2004, in connection with a finder fee agreement with MNC Multinational Inc. (of which Gerald Abelson is a principal thereof), the Company issued a stock option to Gerald Abelson Holdings Inc. to purchase up to 100,000 common shares at an exercise price of CA$0.40 for a term of two years. The Company has recorded a compensation expense in the amount of $23,300 in respect of the stock options granted.

The value of these options were determined using the Black-Scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$ 0.48
Risk free interest rate	3.00%
Expected life	2 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

6	Supplementary cash flow information

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2004 $	September 30 2003 $	September 30 2004 $	September 30 2003 $

a) Items not involving cash
Loss on sale of property, plant and equipment	56	--	56	--
Amortization of property, plant and equipment	33	71	96	229
Stock based compensation	9	--	32	13
Interest accretion on long-term debt	22	--	49	--

	120	71	233	242

b) Changes in non-cash working capital balances related to
operations
Accounts receivable	443	159	(3)	(20)
Inventories	(3)	464	(122)	1,271
Prepaid expenses, deposits and other assets	157	136	77	28
Accounts payable and accrued liabilities	160	(91)	691	407
Customer deposits	--	--	(167)	--

	757	668	476	1,686

c) Non-cash investing and financing activities
Prior period adjustment for stock options	--	--	523	--
Equity component of short term debt, for shares issued	--	--	23	--
Equity component of short term debt, for warrants
issued	--	--	6	--
Related party liability reclassified to short term loan	--	--	(200)	--

	--	--	352	--

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

7	Segmented Information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2004 $	September 30 2003 $	September 30 2004 $	September 30 2003 $

Sales
Canada
Total sales	529	846	1,703	2,119
Less: Sales to other segments	--	--	--	--

Sales to external customers	529	846	1,703	2,119

United States
Total sales	3,070	3,532	8,708	10,136
Less: Sales to other segments	(541)	(800)	(1,657)	(1,778)

Sales to external customers - continuing
operations	2,529	2,732	7,051	8,358

Other
Sales to external customers	215	271	584	411

	3,273	3,849	9,338	10,888

Interest expense on operating line of credit
and long term debt
Canada	30	13	91	39
United States	24	27	52	64
Other	--	--	--	--

	54	40	143	103

Amortization
Canada	13	44	38	146
United States	20	27	58	83
Other	--	--	--	--

	33	71	96	229

(Loss) earnings for the period before income
taxes
Canada	191	(432)	(759)	(1,292)
United States	(836)	(349)	(1,176)	(792)
Other	--	--	--	(2)

	(645)	(781)	(1,935)	(2,086)

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

	September 30, 2004 $	December 31, 2003 $

Assets
Canada	3,850	3,607
United States	2,559	2,734
Other	28	28

	6,437	6,369

Assets held for Sale
Canada	395	387
United States	--	600
Other	--	--

	395	987

Total Assets	6,832	7,356

Property, plant and equipment additions
Canada	2	--
United States	42	--
Other	--	--

	44	--

8	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the nine months ended September 30, 2004, the Company paid $97,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests. The Company also had an interest in the limited partnership and sold its interest for $85,000 to a company controlled by a director of the Company.

As at September 30, 2004 included in short term debt is CA$500,000 owing to certain directors of the Company. This amount is comprised of CA$130,000 cash and a reclassified refundable deposit of CA$264,000 (US$200,000) and personal letters of credit in the amount of CA$106,000 (refer to note 4).

9	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $530,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause.

Notes to Consolidated Financial Statements For the period ended September 30, 2004 (in thousands of United States dollars, except where indicated)	clearly canadian beverage corporation 3rd quarter report

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $72,000 of the deferred charge, recorded $121,000 as a current prepaid item, leaving a balance of $172,000 as long-term prepaid contracts.

10	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s Canadian operations, resulted in an unrealized translation gain of $68,000 for the period. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

11	Subsequent event

a)	On October 4, 2004, the Company exercised the option to extend the Quest Capital loan for a further six months (maturity date extended to April 4, 2005). As consideration for the extension of the loan, the Company has issued 370,000 shares to Quest Capital Corp. on September 20, 2004. Of the issued shares, 202,500 shares are held in escrow and will be returned to the Company for cancellation if the Quest loan is paid in full on or before November 18, 2004.

b)	In connection with the loan and credit facilities from certain officers and directors of the Company who funded CA$500,000 concurrently with, and as a condition to the advance of the Quest Capital loan (the “management loan”), on October 4, 2004 the Company exercised its option to extend the management loan for a further six months (maturity date extended to April 4, 2005). In connection with the initial term of the loan, the Company issued 165,000 common shares to the management group and in consideration of the extension of the management loan, the Company has issued an additional 165,000 common shares. The issuance of the shares to the management group was approved by disinterested shareholders of the Company at the Company’s annual general meeting held on June 25, 2004, and was subsequently accepted by the Toronto Stock Exchange.

c)	On November 4, 2004, the Company announced by news release that it had signed a term sheet with Global (GMPC) Holdings Inc. (“Global”) for a Cdn$1,500,000 loan, to be advanced in two tranches, for a term of 12 months. The advance of the first tranche of Cdn$1,000,000 will be subject to the execution by the Company of definitive loan and security agreements, and the advance of the second tranche of Cdn$500,000 will be subject to the Company meeting certain property valuation requirements. The loan is to bear interest at a rate of 12% per annum compounded and payable monthly. In connection with the loan, the Company has agreed to issue to Global 600,000 common shares as a bonus in connection with the first tranche of the loan and an additional 220,000 common shares for the second tranche of the loan. The net proceeds of the loan will be used to repay all amounts outstanding under the Company’s previous bridge loan from Quest Capital Corp. (approximately Cdn$665,000) and for general working capital purposes. In connection with the loan, Y&R Investment Capital Inc. is to receive a cash fee of Cdn$25,000 and is also to receive 175,000 common shares of the Company for arranging the loan with Global. The funding of the loan by Global is subject to its completion of satisfactory due diligence. Additionally, the loan and the issuance of the bonus shares, and related fees are subject to regulatory approval.

clearly canadian beverage corporation 3rd quarter report

CORPORATE PROFILE

Board of Directors
Gerald M. Astor
Glen D. Foreman
Neville W. Kirchmann
Philip J. Langridge
Nigel G. Woodall
Douglas L. Mason
Bruce E. Morley
Stuart R. Ross

Corporate Officers
Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Kevin Doran
Senior Vice-President, Marketing and Sales

Corporate Head Office
Clearly Canadian Beverage Corporation
West Vancouver, British Columbia, Canada
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca
e-mail: info@clearly.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326
Burlington, Washington, USA
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchanges
Toronto Stock Exchange (trading symbol: CLV)
OTCBB (trading symbol: CCBC)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Clive Shallow, Manager, Shareholder Communications
1-800-663-56548 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail: info@clearly.ca

EXHIBIT 2

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, Douglas L. Mason, Chief Executive Officer of Clearly Canadian Beverage Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 15, 2004

Signed “Douglas L. Mason”

Signature:  Douglas L. Mason
Title:   Chief Executive Officer

EXHIBIT 3

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS

I, Stuart R. Ross, Chief Financial Officer of Clearly Canadian Beverage Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: November 15, 2004

Signed “Stuart R. Ross”

Signature:  Stuart R. Ross
Title:  Chief Executive Officer